SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

April 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,764,417(1)

	8.	Shared Voting Power 470,354,700(2)

	9.	Sole Dispositive Power 646,764,417

	10.	Shared Dispositive Power 470,354,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,119,117

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(3) 51.88%

14.	Type of Reporting Person (See Instructions) IN

1 Amount consists of 198,085,167 Class B Shares and 448,679,250 Class A Shares of the Issuer.

2 In the form of 235,177,350 Class A Trust Shares contributed by FTL and 235,177,350 Class D Trust Shares contributed by CVH to the Voting Trust.  David Martínez exercises his rights over the Class A Shares set forth in this line item indirectly through Fintech Holdings Inc. and Fintech Telecom, LLC.

3 Percentage calculated over 683,856,600 Class A Shares, 627,953,887 Class B Shares and 841,666,658 Class D Shares of the Issuer. In aggregate, Fintech Telecom, LLC has sole voting power over 646,764,417 ordinary shares, representing approximately 30.03% of the total outstanding share capital and of the voting power of the Issuer. Additionally, Fintech Telecom, LLC is party to a Voting Trust through which it jointly owns with CVH shared voting power over 470,354,700 Trust Shares, representing approximately 21.84% of the total outstanding share capital and of the voting power of the Issuer, of which 50% were contributed by Fintech Telecom, LLC and 50% were contributed by CVH.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,764,417(4)

	8.	Shared Voting Power 470,354,700(5)

	9.	Sole Dispositive Power 646,764,417

	10.	Shared Dispositive Power 470,354,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,119,117

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(6) 51.88%

14.	Type of Reporting Person (See Instructions) CO, IA

4 Amount consists of 198,085,167 Class B Shares and 448,679,250 Class A Shares of the Issuer.

5 In the form of 235,177,350 Class A Trust Shares contributed by FTL and 235,177,350 Class D Trust Shares contributed by CVH to the Voting Trust. Fintech Advisory Inc. exercises its rights over the Class A Shares set forth in this line item indirectly through Fintech Holdings Inc. and Fintech Telecom, LLC.

6 Percentage calculated over 683,856,600 Class A Shares, 627,953,887 Class B Shares and 841,666,658 Class D Shares of the Issuer. In aggregate, Fintech Telecom, LLC has sole voting power over 646,764,417 ordinary shares, representing approximately 30.03% of the total outstanding share capital and of the voting power of the Issuer. Additionally, Fintech Telecom, LLC is party to a Voting Trust through which it jointly owns with CVH shared voting power over 470,354,700 Trust Shares, representing approximately 21.84% of the total outstanding share capital and of the voting power of the Issuer, of which 50% were contributed by Fintech Telecom, LLC and 50% were contributed by CVH.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,764,417(7)

	8.	Shared Voting Power 470,354,700(8)

	9.	Sole Dispositive Power 646,764,417

	10.	Shared Dispositive Power 470,354,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,119,117

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(9) 51.88%

14.	Type of Reporting Person (See Instructions) HC, CO

7 Amount consists of 198,085,167 Class B Shares and 448,679,250 Class A Shares of the Issuer.

8 In the form of 235,177,350 Class A Trust Shares contributed by FTL and 235,177,350 Class D Trust Shares contributed by CVH to the Voting Trust. Fintech Holdings Inc. exercises its rights over the Class A Shares set forth in this line item indirectly through Fintech Telecom, LLC.

9 Percentage calculated over 683,856,600 Class A Shares, 627,953,887 Class B Shares and 841,666,658 Class D Shares of the Issuer. In aggregate, Fintech Telecom, LLC has sole voting power over 646,764,417 ordinary shares, representing approximately 30.03% of the total outstanding share capital and of the voting power of the Issuer. Additionally, Fintech Telecom, LLC is party to a Voting Trust through which it jointly owns with CVH shared voting power over 470,354,700 Trust Shares, representing approximately 21.84% of the total outstanding share capital and of the voting power of the Issuer, of which 50% were contributed by Fintech Telecom, LLC and 50% were contributed by CVH.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 646,764,417(10)

	8.	Shared Voting Power 470,354,700(11)

	9.	Sole Dispositive Power 646,764,417

	10.	Shared Dispositive Power 470,354,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,119,117

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(12) 51.88%

14.	Type of Reporting Person (See Instructions) HC

10 Amount consists of 198,085,167 Class B Shares and 448,679,250 Class A Shares of the Issuer.

11 In the form of 235,177,350 Class A Trust Shares contributed by FTL and 235,177,350 Class D Trust Shares contributed by CVH to the Voting Trust.

12 Percentage calculated over 683,856,600 Class A Shares, 627,953,887 Class B Shares and  Class D Shares of the Issuer. In aggregate, Fintech Telecom, LLC has sole voting power over 646,764,417 ordinary shares, representing approximately % of the total outstanding share capital and of the voting power of the Issuer. Additionally, Fintech Telecom, LLC is party to a Voting Trust through which it jointly owns with CVH shared voting power over 470,354,700 Trust Shares, representing approximately 21.84% of the total outstanding share capital and of the voting power of the Issuer, of which 50% were contributed by Fintech Telecom, LLC and 50% were contributed by CVH.

Item 1.         Security and Issuer

This Amendment No. 18 (the “Eighteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”), a portion of which is represented by American Depositary Shares (“Class B ADSs”) which are traded on the New York Stock Exchange.  Capitalized terms used but not otherwise defined in this Eighteenth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2.         Identity and Background

Item 2 is amended by adding the following:

The principal business address of Fintech Holdings Inc., a Delaware corporation (“FH”), is 375 Park Avenue, 38th Floor, New York, NY 10152.  The name, citizenship, present principal occupation or employment of each director of FH is set forth in Schedule A hereto.  FH has not appointed executive officers.

Item 4.         Purpose of Transaction

Item 4 is amended by adding the following:

Intentions Relating to Long-Term Holdings

As of March 31, 2018, prior to the commencement of macroeconomic turbulence in the Argentine currency and capital markets, Fintech Telecom, LLC and its affiliates (“Fintech”) owned Class A Shares which represented approximately 31.53% of the total outstanding capital stock of Telecom Argentina S.A. (“Telecom Argentina”) and additionally owned Class B Shares and underlying ADRs which represent approximately 8.62% of the total capital stock of Telecom Argentina (the Class B Shares and ADRs collectively, the “Shares”). Cablevisión Holdings S.A. (“CVH”) owned approximately 38.81% of the total capital stock of Telecom Argentina in Class A Shares and the Argentine government-managed Fondo de Garantía y Sustentabilidad (ANSES) owned approximately 11.34% of the total capital stock of Telecom Argentina in Class B Shares.

It is the objective of Fintech to preserve the long term liquidity of the Shares and that the levels of trading in the market not be substantially reduced in detriment of such liquidity.  Fintech is opposed to a squeeze-out of minority shareholders or a delisting of the Shares.  CVH did not make any comment regarding its intentions.   According to a public announcement previously filed on form Schedule TO-C, CVH has announced its intention to commence a mandatory tender offer in respect of the Shares.

Pursuant to this objective, it is the intention of Fintech to maintain its long term holdings at the levels describe above.  Notwithstanding, there have been in the past, and may be in the future, times in which, in Fintech´s view, market prices substantially undervalue the Shares as compared to what Fintech may believe to be the fundamental long-term valuation of Telecom Argentina.  In particular, this may occur during periods in which macroeconomic and other factors result in market volatility that is unrelated to the business and prospects of Telecom Argentina.  In fact, during the recent macroeconomic adversities experienced in Argentina since March 31, 2018, Fintech acquired an aggregate of 3,842,865 additional Telecom Argentina ADRs which represent approximately 0.89% of the total capital stock of Telecom Argentina as of the date of this press release and, together with its long term holdings described above, amount to 40.66% of the total capital stock of Telecom Argentina.

Accordingly, and consistent with the above mentioned strategy, during these periods Fintech may temporarily increase its holdings by purchasing Shares, including through open-market transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, with the timing and number of shares purchased on any given day and in the aggregate depending on a variety of factors in addition to the price of the Shares, such as liquidity, corporate and regulatory requirements, alternative investment opportunities and other market and economic conditions, as it has done recently since March 31, 2018. Pursuant to this strategy Fintech may sell Shares at a time that their  prices more fairly reflect the long term valuation of Telecom Argentina privately or into the market at any time it deems appropriate and in its sole discretion, with the objective of returning to its long-term target holdings described above.  Such sales shall be made either pursuant to a valid exemption from registration under the Securities Act of 1933, as amended or under a registration statement which may be filed by Telecom Argentina.

The strategy and intentions disclosed herein are simply a confirmation of the intentions of Fintech as of the date hereof and do not create or constitute a promise, right in expectation or obligation of any kind against any current or future holder of Shares of Telecom Argentina.

The foregoing does not constitute an offer to buy or a solicitation of an offer to sell any securities of Telecom Argentina.

Reorganization

Prior to April 16, 2019, FTL was a wholly-owned subsidiary of FAI.  On April 16, 2019, FAI entered into a corporate reorganization and Split-Off Agreement among FAI, Mr. David Martinez, and Fintech Advisory Escindida Inc. that transferred 100% of the equity interest in FTL from FAI to Fintech Advisory Escindida Inc., a corporation organized under the laws of Delaware.  On April 16, 2019, Fintech Advisory Escindida Inc. changed its corporate name from Fintech Advisory Escindida Inc. to FH.  David Martinez is the sole shareholder of FH.  As a result of the corporate reorganization, FTL is now a wholly-owned subsidiary of FH.

Voting Trust

On April 15, 2019, CVH, VLG S.A.U. (formerly VLG Argentina LLC) (“VLG,” and together with CVH, the “CVH Parties”), FTL, FAI (FAI, together with FTL, the “Fintech Parties”), Mr. Héctor Horacio Magnetto (the “CVH Co-Trustee”), Mr. David Martínez (the “FT Co-Trustee”, and together with the CVH Co-Trustee, the “Trustees”), Mr. José Antonio Aranda and Mr. Lucio Rafael Pagliario entered into a voting trust agreement (the “Voting Trust Agreement”) in furtherance of the TEO Shareholders Agreement.

Pursuant to the Voting Trust Agreement, FTL contributed to a voting trust (the “Voting Trust”) the bare title (nuda propiedad) to 235,177,350 Class A Shares of the Issuer (the “Class A Trust Shares”) and the CVH Parties contributed to the Voting Trust 235,177,350 Class D Shares of the Issuer (the “Class D Trust Shares”, and together with the Class A Trust Shares, the “Trust Shares”), including, for the avoidance of doubt, the voting rights of such Class A Trust Shares and Class D Trust Shares.  FTL and the CVH Parties retained all economic rights with respect to their respective Class A Trust Shares and Class D Trust Shares contributed by each of them (each, a “Usufructo”). The Trust Shares may not be converted into Class B Shares without the consent of both Trustees.

Except in respect of any vote relating to a Veto Matter (as such term is defined in the TEO Shareholders Agreement), the CVH Co-Trustee must vote all Trust Shares on all matters presented for vote generally to the Issuer’s stockholders, including for the avoidance of doubt, the election of the members of the Board of Directors of the Issuer or other corporate bodies of the Issuer (a “Stockholder Vote”) in the same manner that CVH votes its shares in the Issuer or as instructed by CVH.  If any Veto Matter is the subject of a Stockholder Vote, then the FT Co-Trustee shall be entitled to vote all the Trust Shares only in the same manner that FTL votes or consents with respect to its shares in the Issuer or as instructed by FTL. The appointment of the members of the Board of Directors of the Issuer does not constitute a Veto Matter.

Notwithstanding the foregoing, and exclusively in respect of the mechanism for attending and voting at the shareholders meeting convened for April 24th, 2019, the CVH Co-Trustee has been authorized to subscribe and confirm attendance with respect to the aforementioned meeting and to vote all matters included in the Agenda for such meeting (Orden del Día) including item number 14 of such Agenda.

The Voting Trust Agreement provides that if at any time the CVH Parties acquire, whether directly or indirectly, shares of the Issuer which result in the aggregate shares of the Issuer owned by the CVH Parties (including any Class D Trust Shares) to exceed 841,666,658 shares, a number of Class A Trust Shares (and/or Class B Shares if FTL has exercised any conversion rights) equivalent to such excess shares shall be released from the Voting Trust and delivered to FTL, and the same number of Class D Trust Shares (and/or Class B Shares if any of the CVH Parties has exercised any conversion rights) shall be released from the Voting Trust and delivered to the CVH Parties, as applicable.

The Voting Trust Agreement will terminate upon the earlier to occur of (a) June 30, 2030; (b) upon the occurrence of an anticipated termination event; or (c) by unilateral instruction of CVH delivered in writing to the Trustees.

Item 5.         Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)(6)	0	0%	881,941,767	67.23%	881,941,767	67.23%
FAI(3)(6)	0	0%	881,941,767	67.23%	881,941,767	67.23%
FH(4)(6)	0	0%	881,941,767	67.23%	881,941,767	67.23%
FTL(5)(6)	881,941,767	67.23%	0	0%	881,941,767	67.23%

(1) All share totals and percentages are based on 627,953,887 outstanding Class B Shares (excluding treasury shares) of the Issuer and reflect 683,856,600 Class A shares, par value Ps. 1.00, of the Issuer (the “Class A Shares”) held by the Reporting Persons that may be converted into Class B Shares.

(2) David Martínez is the sole shareholder of FH.  FTL is a wholly-owned subsidiary of FH.  Consequently, David Martínez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FAI is the investment advisor of FH.  FTL is a wholly-owned subsidiary of FH.  Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL is a wholly-owned subsidiary of FH.  Consequently, FH may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(5) FTL owns 448,679,250 Class A ordinary shares of the Issuer and is the beneficiary of an economic interest in 235,177,350 Class A Trust Shares through Usufructo (in the aggregate, representing 100% of this class and 31.75% of the Issuer’s total outstanding share capital). FTL also owns 198,085,167 Class B Shares of the Issuer in the form of Class B ADSs (representing approximately 31.54% of this class and 9.20% of the Issuer’s total outstanding share capital).

(6) Each of the Reporting Persons has shared voting power and disposition control over 235,177,350 Class D Trust Shares through the Voting Trust, but are not entitled to any economic benefit from such Class D Trust Shares.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”).  FH exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FH and FTL.

(c) Except as set forth in this statement, no transactions in Class B Shares were effected by the Reporting Persons during the 60 day period ended April 16, 2019.

	Date	Amount of Securities	Price per Share	Where and How Effected
FTL	15-Feb-19	199,905	3.20	Open Market
FTL	19-Feb-19	230,000	3.11	Open Market
FTL	20-Feb-19	1,750,000	3.03	Open Market
FTL	25-Feb-19	1,517,000	3.02	Open Market
FTL	26-Feb-19	69,160	3.06	Open Market
FTL	27-Feb-19	105,080	3.00	Open Market
FTL	28-Feb-19	231,555	2.98	Open Market
FTL	1-Mar-19	130,285	3.02	Open Market
FTL	4-Mar-19	75,710	3.02	Open Market
FTL	5-Mar-19	186,730	3.06	Open Market
FTL	6-Mar-19	293,555	2.97	Open Market
FTL	7-Mar-19	155,870	2.97	Open Market
FTL	8-Mar-19	138,105	2.98	Open Market
FTL	11-Mar-19	295,000	3.05	Open Market
FTL	12-Mar-19	221,125	3.05	Open Market
FTL	13-Mar-19	290,245	3.03	Open Market
FTL	14-Mar-19	81,350	3.02	Open Market
FTL	15-Mar-19	295,000	3.09	Open Market
FTL	18-Mar-19	203,950	3.10	Open Market
FTL	19-Mar-19	121,545	3.11	Open Market
FTL	20-Mar-19	106,415	3.11	Open Market
FTL	21-Mar-19	44,030	3.08	Open Market
FTL	22-Mar-19	102,765	3.00	Open Market
FTL	25-Mar-19	223,300	3.04	Open Market
FTL	26-Mar-19	268,150	3.00	Open Market
FTL	27-Mar-19	872,000	2.90	Open Market
FTL	4-Apr-19	767,150	2.80	Open Market

(d) Pursuant to the Master Financing Agreement, FIL provided financing to FTL in connection with the transactions described herein.  This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in Item 4 above, which is incorporated herein by reference, and in the agreements attached as exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option.

Item 7.   Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description
35	Split-Off Agreement, dated as of April 16, 2019, by and among Fintech Advisory, Inc., Fintech Advisory Escindida Inc. and Mr. David Martinez.

36

Voting Trust Agreement, dated as of April 15, 2019, by and among Cablevisión Holding S.A., VLG Argentina, LLC, Fintech Telecom LLC, Fintech Advisory, Inc., Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda, Mr. Lucio Rafael Pagliaro and Mr. David Martínez.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2019

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

Schedule A

Board of Directors of Fintech Holdings Inc.

The following sets forth the name, citizenship and present principal occupation or employment of each director FH. FH has not appointed executive officers. To the best of the Reporting Persons’ knowledge, except as set forth on Schedule 13D, none of the directors or executive officers of FH own any Class B Shares or any shares convertible into Class B Shares.

Name	Title	Citizenship	Present Principal Occupation or Employment
David Manuel Martinez	President of the Board of Directors of FH	United Kingdom	President of the Board of Directors of FH
Ricardo Guajardo Touche	Director	Mexican	Banker
Javier Fernandez Carbajal	Director	Mexican	Investment Manager Advisor